EXTERRAN HOLDINGS, INC.
16666 Northchase Drive
Houston, TX 77060
August 31, 2010
Via Edgar and Facsimile (703-813-6968)
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
ATTN: Hagen Ganem, Division of Corporation Finance
RE:	Exterran Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed February 25, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 29, 2010
File No. 001-33666
Form 10-Q for the Quarterly Period Ended June 30, 2010
Filed August 5, 2010
File No. 001-33666
Ladies and Gentlemen:
     Exterran Holdings, Inc. (the “Company”) hereby provides its response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated August 16, 2010. For ease of reference, we have repeated the Staff’s comment below.
Form 10-Q for the quarterly period ended June 30, 2010
1. We note your response to comment one in our letter dated July 21, 2010. The Senior Secured Credit Agreement incorporated by reference as exhibit 10.2 to your most recent Form 10-Q appears to omit the schedules referenced therein. Please re-file this credit agreement in its entirety, with all of its schedules and any exhibits, as an exhibit to your next periodic or current report.
Response:	In response to Comment 1, the Company confirms that it will incorporate by reference in its Form 10-Q for the quarter ended September 30, 2010, and will cause Exterran Partners, L.P. to re-file as an exhibit to its Form 10-Q for the quarter ended September 30, 2010, the Exterran Partners, L.P. senior secured credit agreement, together with all of its schedules and exhibits.
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Securities and Exchange Commission
August 31, 2010

     Please contact the undersigned with any questions concerning this letter at (281) 836-7000. In addition, we request that you advise us when the Staff has completed its review of the filings which were the subject of the Staff’s comments.

Very Truly Yours, Exterran Holdings, Inc.
By:	/s/ J. Michael Anderson
	Name:	J. Michael Anderson
	Title:	Senior Vice President, Chief Financial Officer and Chief of Staff